Mail Stop 4561

May 4, 2006

Ms. Chandana Basu
Chief Executive Officer, Chief Financial Officer,
And Director
Healthcare Business Services Groups, Inc.
1126 West Foothill Blvd.
Upland, CA   91786

> **Re: Healthcare Business Services Groups, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-50014**

Dear Ms. Basu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1.   We note that your filing does not include Item 8 Changes in Disagreements with
        Accountants on Accounting and Financial Disclosure, as listed in the Index on
        page 3. Please revise your filing to include the required disclosure under this
        item.

Item 6 – Management's Discussion and Analysis or Plan of Operations

Comparison of Operating Results, page 11

2.   Please revise to provide a more robust explanation for the change in revenue from
        2004 to 2005. In your revised disclosure disclose what caused the decrease in
        revenues and the expectations for the future. For example, was the decrease
        related to the loss of a significant customer or a downturn in demand for your
        services? Also, confirm to us that you recognize revenue based on the accrual
        method and not the cash basis of accounting.

3.   Please revise to provide a more detailed discussion of the significant changes in
        expenses. Instead of simply stating the components of the changes, you need to
        discuss what caused each of the components to increase or decrease and what the
        expectations are for the future.   Refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 13

4.   You disclose that you issued two convertible notes in 2004. The first note issued
        in April 2004 was for $250,000 and was convertible at 75% of the market price of
        your common stock when converted. It was also immediately payable if your
        company received $3 million in funding. If you defaulted on the loan, which you
        did in April 2005, the note became convertible at 50% of the market price of your
        common stock when converted. The second note issued in November 2004 was
        for $350,000 and is convertible into shares of your common stock at $1.00 per
        share; however, in the case of a default, the note can be converted at a rate of 50%
        of the market price of your common stock when converted with the conversion
        price of the note not to exceed $0.50 per share. It appears that these debt
        instruments may contain embedded put options.   Please tell us what consideration
        you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of
        SFAS 133 when determining the proper accounting treatment for these features in
        your convertible debt instruments.

5.   Furthermore, it does not appear that you have filed as exhibits the agreements for the convertible notes noted in comment 3. Please file these agreements as exhibits as required by Item 601 of Regulation S-B or advise us where these agreements were previously filed.

Risk Factors, page 15

6.   You disclose that you are party to approximately five separate legal proceedings and/or arbitration matters in which former clients and a former law firm of your company have brought claims against you ranging from $79,000 to $2,200,000; however, in your Legal Proceedings section of your filing and your litigation footnote you do not disclose any claim greater than $1 million. Please clarify this discrepancy to us in your response and revise your disclosures accordingly.

Item 7 – Financial Statements

Independent Auditors' Report, page F-1

7.   We note that the audit report is not signed. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Kabani & Company, Inc., at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, please revise the report to include the signature of the auditor as required by Article 2-02 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies and Organization

(D) Revenue Recognition, page F-7

8.   You disclose on page 5 that you retain a percentage of the collection as a fee, typically 10%, and remit the balance to your client. Please clarify for us if your revenues from these services are presented on a net or gross basis. If you recognize on a gross basis please provide us with a complete EITF 99-19 analysis on how you are able to recognize revenue gross as it relates to these transactions.

(G) Software Development Costs, page F-8

9.   We note that you currently account for your software development costs under
        SOP 98-1 which applies to software developed for internal use. We also note on
        page 6 of your filing that you are in the process of entering into a new line of
        business: the research, development, and marketing of your proprietary medical
        billing software, AutoMed. In light of the fact that you now intend to market and
        sell your software externally to customers, please tell us how you have considered
        SFAS 86 in determining the proper accounting treatment of the costs related to
        the AutoMed software.

Note 3 – Property and Equipment, page F-14

10.   We note that you transferred land and construction to the officer of your company
        during 2005 and recognized a gain of $261,863. In your response please show the
        calculation of the gain and tell us if you received cash for this transfer. It appears
        from the disclosure that you transferred the land and construction and received no
        cash. Since Chandana Basu is the 80% owner of your company, please tell us
        what consideration you gave to accounting for the transaction as a transfer
        between entities under common control at carryover basis as provided for by
        Appendix D12 of SFAS 141. Also see EITF 02-5 for reference. It appears that
        no gain or loss should have been recorded upon transfer to the related party.

11.   We note that your company originally purchased the land noted in comment 3 for
        the purpose of developing a surgery center and corporate offices. After the
        development, you disclosed in your 8-K/A dated April 30, 2004 that you were
        planning to rent out a portion of the space to medical professionals. In light of the
        fact that you have now sold the land and construction to Chandana Basu, please
        tell us your future plans regarding your involvement in the land and construction
        and whether or not you intend to pursue this line of business further.

Note 9 – Stockholders' Deficiency, page F-17

12.   You disclose that you issued 1,000,000 shares to a consultant as consideration for
        work done in the recapitalization of your company and that you have included
        these shares as part of the recapitalization of the company. Please tell us the value
        assigned to these shares and how you recorded this transaction in your financial
        statements. Please additionally cite the accounting guidance that you relied upon
        to determine the appropriate treatment.

Item 8 – Controls and Procedures, page 19

13.   We note that you use the word "adequate" to describe management's conclusions regarding the company's disclosure controls and procedures. Please advise us of management's conclusion regarding the *effectiveness* of disclosure controls and procedures in accordance with Item 307 of Regulation S-K. In future filings, including your amended 10-KSB/A, please use the appropriate effectiveness language when disclosing management's conclusions regarding the disclosure controls and procedures.

Item 10 – Executive Compensation, page 22

14.   You disclose that Ms. Basu loaned $201,024 to your company and $146,000 to Silver Shadow, LLC and that these amounts have been offset against officer's compensation. Please explain what you mean by this.

Item 12 – Certain Relationships and Related Transactions, page 22

15.   You disclose that Ms. Basu receives annual equity based compensation of a minimum of one million shares of common stock of your company, pursuant to her employment agreement. Please tell us why no equity based compensation expense was recorded for Ms. Basu in 2004.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief